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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED ACCELERATOR APPLICATIONS S.A.
(Name of Subject Company)

ADVANCED ACCELERATOR APPLICATIONS S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, par value €0.10 per share ("Ordinary Shares")

American Depositary Shares ("ADSs"), each representing two Ordinary Shares of Advanced
Accelerator Applications S.A., par value €0.10 per share
(Title of Class of Securities)

00790T100 (ADSs)
(CUSIP Number of Class of Securities)

Heinz Mäusli
Advanced Accelerator Applications S.A.
20 rue Diesel
01630 Saint Genis Pouilly, France
+33 (0)4 50 99 30 70
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
William H. Aaronson
John G. Crowley
Yasin Keshvargar
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)   Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Statement") relates is Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France (the "Company" or "AAA"). The address of the principal executive offices of the Company is 20 rue Diesel, 01630 Saint Genis Pouilly, France, and the telephone number of the principal executive offices of the Company is +33 (0)4 50 99 30 70.

(b)   Class of Securities.

        The titles of the classes of equity securities to which this Statement relates are (i) the ordinary shares, par value €0.10 per share, of the Company (the "Company Shares") and (ii) the American Depositary Shares of the Company, issued by The Bank of New York Mellon ("BNY Mellon") acting as depositary of the Company, each representing two Company Shares (the "ADSs").

        As of the close of business on December 1, 2017, the most recent practicable date before the publication of this Statement, the Company had 88,515,657 Company Shares issued, of which 86,145,550 were represented by 43,072,775 issued and outstanding ADSs.

Item 2.    Identity and Background of Filing Person.

(a)   Name and Address.

        The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above.

(b)   Tender Offer.

        This Statement relates to the tender offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France ("Purchaser") and a direct and indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland ("Parent"), to acquire all of the outstanding Company Shares, including Company Shares represented by the ADSs, for $41.00 per Company Share and $82.00 per ADS (each such amount, the "Offer Price"), in each case, payable net to the seller thereof in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2017 (together with any amendments or supplements thereto, the "Offer to Purchase") and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the "Ordinary Share Acceptance Form") and American Depositary Receipt Letter of Transmittal (together with any amendments or supplements thereto, the "ADR Letter of Transmittal" and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the "Offer"). The Offer to Purchase, Ordinary Share Acceptance Form and the ADR Letter of Transmittal are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on December 7, 2017 by Purchaser (as amended or supplemented from time to time, the "Schedule TO"). The information set forth in this "Item 2. Identity and Background of Filing Person" is based on information contained in the Schedule TO and does not purport to be a complete summary of the information contained therein.

        The Offer is being made in connection with, and subject to the terms and conditions of, the Memorandum of Understanding, dated as of October 28, 2017, by and between the Company and Parent (the "Original MoU"), as amended by the First Amendment to the Memorandum of Understanding, dated as of December 5, 2017, by and between the Company and Parent (as amended, restated or supplemented in accordance with its terms, the "Memorandum of Understanding"). Consummation of the Offer is subject to various conditions set forth in the Memorandum of

Understanding, including, but not limited to (i) the Minimum Condition and (ii) the Regulatory Approvals. The "Minimum Condition" requires that immediately prior to the expiration of the Offer, the number of Company Shares (including Company Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), together with the Company Shares then beneficially owned by Parent or Purchaser (if any), represents at least 80% of (i) all Company Shares (including Company Shares represented by ADSs) then outstanding (including any Company Shares held in escrow) plus (ii) all Company Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights, or other rights to acquire Company Shares then outstanding, regardless of whether or not then vested, plus (iii) any Company Shares issuable pursuant to that certain Sales and Purchase Agreement, dated as of May 20, 2010, by and between the Company and the former owners of BioSynthema. In determining whether the Minimum Condition has been met, the aggregate amount of Company Shares underlying stock options and warrants that have been exercised pursuant to the cashless exercise facility established with Banque Transatlantique S.A. (as described below in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—(a) Arrangements with Current Executive Officers and Directors of the Company—Treatment of Stock Options and Warrants "), and for which instructions to tender such Company Shares into the Subsequent Offering Period (as more fully described in the Offer to Purchase) have been received by Banque Transatlantique S.A. and have not been withdrawn prior to the Expiration Date, will be included in the calculation of the number of Company Shares validly tendered pursuant to the Offer. The "Regulatory Approvals" require the granting of all permits, consents, approvals, clearances, authorizations, qualifications and orders of any relevant authorities that are necessary to commence and complete the Offer and to consummate and make effective the transactions contemplated by the Memorandum of Understanding, including (i) the expiration or termination of the applicable waiting period ("HSR Approval") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") and (ii) in relation to the contemplated change of control of the Company, (a) the foreign investment prior authorization of the French Ministère de l'Économie et des Finances pursuant to Articles L.151-3 and Articles R.153-1 et seq. of the French Monetary and Financial Code (Code monétaire et financier), (b) the expiration of the two-month statutory waiting period set forth under Article R.153-8 of the French Monetary and Financial Code (Code monétaire et financier) starting from the date on which the French Ministère de l'Économie et des Finances has indicated that the request for authorization filed by Parent is complete, which is deemed to be an official waiver from the French Ministère de l'Économie et des Finances under applicable law, or (c) written confirmation from the French Ministère de l'Économie et des Finances that no such prior authorization is required ("French Regulatory Approval").

        The Offer will remain open for acceptance for an initial period of at least 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 19, 2018 (which is the end of the day on January 19, 2018) (as it may be extended, the "Expiration Date") unless the Offer is extended prior to such time.

        As set forth in the Offer to Purchase, subject to applicable law, the Offer may be extended at any time and from time to time. During such extensions, the Offer will remain open and the acceptance of tendered Company Shares and ADSs pursuant to the Offer will be delayed. Pursuant to the Memorandum of Understanding, if all of the conditions to the Offer described in the Offer to Purchase (the "Conditions") are not satisfied or waived by Parent or Purchaser on the Expiration Date, Parent shall cause Purchaser to extend the Offer for one or more successive periods of not more than ten business days each. Purchaser is not required to extend the Offer past April 30, 2018; provided that, if all of the Conditions other than the Regulatory Approvals shall have been satisfied or waived by Parent or Purchaser, either Parent or the Company may extend the Offer until July 30, 2018. In addition, Parent shall cause Purchaser to extend the Offer, to the extent required by applicable U.S. federal securities laws, if it makes a material change to the terms of the Offer, makes a material change in the information concerning the Offer, or waives a material condition of the Offer.

        Parent's intent is to acquire 100% of the Company Shares, including Company Shares represented by the ADSs. Parent will cause Purchaser to provide for a "subsequent offering period" (and one or more extensions thereof) of at least three business days in accordance with Rule 14d-11 under the Exchange Act (the "Subsequent Offer Period"), as described more fully in the Offer to Purchase.

        The foregoing summary of the Offer and the Memorandum of Understanding is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and by the Memorandum of Understanding. The Memorandum of Understanding is filed as Exhibit (e)(1) to this Statement and the First Amendment to the Memorandum of Understanding is filed as Exhibit (e)(2) to this Statement and each are incorporated herein by reference. The Memorandum of Understanding is summarized in "Section 12—MoU; Other Agreements" of the Offer to Purchase.

        The Schedule TO states that the principal executive office of Purchaser is located at 2/4, rue Lionel Terray, 92500 Rueil-Malmaison, France and its telephone number is +33 (0) 1 55 47 87 47. The principal executive office of Parent is located at Lichtstrasse 35, CH-4056 Basel, Switzerland and its telephone number is +41 61 324 11 11.

        The Company has made information relating to the Offer available at http://www.adacap.com, and the Company has filed this Statement, and Parent has filed the Schedule TO, with the SEC. The information relating to the Offer, including the Schedule TO, the Offer to Purchase, the Letter of Transmittal and related documents and this Statement, can be obtained without charge from the SEC's website at http://www.sec.gov.

        For the reasons described in more detail below, the Board of Directors of the Company (the "Company Board") by unanimous decision recommends that the Company's shareholders support the Offer, accept the Offer and tender their Company Shares pursuant to the Offer.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

(a)   Arrangements with Current Executive Officers and Directors of the Company.

        In considering the recommendation of the Company Board to tender Company Shares pursuant to the Offer, holders of Company Shares should be aware that the Company's senior management and directors may have interests in the transactions contemplated by the Memorandum of Understanding that may be different from, or in addition to, those of the holders of Company Shares generally. The Company Board was aware of these agreements and arrangements during its deliberations of the merits of the Memorandum of Understanding and in determining the recommendation set forth in this Statement.

Company Shares and ADSs Held by Senior Management and Directors of the Company

        The Company's senior management members and directors who tender their Company Shares pursuant to the Offer will be entitled to receive the same consideration as the Company's other security holders who tender Company Shares pursuant to the Offer, as described in "Item 2. Identity and Background of the Filing Person—(b) Tender Offer." As of December 5, 2017, the Company's senior management and directors held an aggregate of 37,500 Company Shares (not including any Company Shares underlying the ADSs, Company stock options or Company warrants) and 3,773,348 ADSs.

3,162,373 ADSs were held by members of senior management and 37,500 Company Shares and 610,975 ADSs were held by the non-senior management directors. If the members of senior management and the directors were to tender all such Company Shares and ADSs pursuant to the Offer, and such Company Shares and ADSs were accepted by Purchaser, then the members of senior management and the directors would receive an aggregate of $310,952,036.00 in cash, less any applicable withholding of taxes and transaction fees.

Treatment of Stock Options and Warrants

        As promptly as practicable after the commencement date of the Offer, all stock options holders will be notified in writing by the Company (i) that all stock options outstanding immediately preceding the commencement of the Offer (x) become automatically exercisable and (y) will become null and void if not exercised by the date of the closing of the Subsequent Offer Period pursuant to Section 4.3 of the Company 2015 Stock Option Plan dated November 10, 2015 and (ii) about the option for the cashless exercise described below.

        As promptly as practicable after the commencement date of the Offer, all warrants holders will be notified in writing by the Company about (i) the Offer and such holder's right to participate in the Offer as a holder of Company Shares to the extent that such holder exercises his or her warrants prior to the successful closing of the Offer and (ii) the option for the cashless exercise described below.

        Purchaser and the Company have established a cashless exercise facility with Banque Transatlantique S.A. for holders of stock options and warrants. By opting to participate in the cashless exercise facility, holders may mandate and instruct Banque Transatlantique S.A. to process the exercise of their options and/or warrants and tender the Company Shares resulting from such exercise into the Offer, with the exercise price being deducted from the Offer Price. In order to participate in the cashless exercise facility, a holder of options and/or warrants must so notify Banque Transatlantique S.A. before 12:00 midnight, New York City time, on the Expiration Date in accordance with the instructions in the notification letters that will be sent to holders of options and warrants. To implement the cashless exercise, during the Subsequent Offer Period, Banque Transatlantique S.A. will make the payment of the exercise price for the options and/or warrants to the Company on behalf of the participating holders by deducting the corresponding amount from the Offer Price. The holder will then receive from Banque Transatlantique S.A. the Offer Price, less the exercise price, applicable withholding taxes and transaction fees, for each ordinary share underlying the holder's stock options and/or warrants. If the Offer is not completed, any such exercises of options and/or warrants through the cashless exercise facility will be deemed null and void.

Treatment of Free Shares

        For all holders of free shares that are not yet vested and who are not U.S. taxpayers, the Company will offer a cash-out, i.e. to waive their rights to receive such free shares in exchange for a cash payment equal to the Offer Price, to be paid upon completion of the Offer.

        For (i) the holders of free shares that are not yet vested and who are U.S. taxpayers, (ii) the holders of free shares that are not yet vested but who do not elect to accept the cash payment described above and (iii) the holders of free shares that are vested but are subject to a lock-up period (and therefore cannot be tendered pursuant to the Offer), the parties will put in place immediately after the expiration of the Offer a liquidity mechanism, i.e. a put and call for the sale of the relevant Company Shares to Purchaser at a price based on the Offer Price and the market price of Parent's ordinary shares upon expiration of any applicable lock-up period (see the Memorandum of Understanding for the complete description of the price).

        U.S. taxpayers who are holders of free shares that are not yet vested are therefore excluded from the cash-out mechanism described above due to U.S. tax constraints but are protected against the forfeiture of non-vested free shares following a post-closing termination without cause by the Company as they are entitled to receive for each such forfeited free share an additional severance payment equal to the Offer Price. Such payment will be due at the free share's original settlement date, i.e. at the date upon which such Company free share would have vested should the U.S. taxpayers not have been terminated.

Employment Agreements with Executive Officers

        As of July 1, 2016, the Company or its affiliate entered into employment agreements (collectively, the "Employment Agreements") with Stefano Buono, Heinz Mäusli and Gérard Ber (collectively, the "Executives"). Each Employment Agreement has a term that continues until December 31, 2018 and is automatically renewed each year thereafter unless either party provides six months written notice of nonrenewal. Each Employment Agreement provides for (i) the annual base salary and performance-based annual target bonus of the applicable Executive and (ii) the applicable Executive's participation in the Company's equity incentive and other benefit plans and arrangements.

        Under the terms of the Employment Agreements, if the Executive is terminated without "Cause" or resigns for "Good Reason" (as such terms are defined in the Employment Agreements) in connection with a "Change in Control" (as such term is defined in the Employment Agreements, and would include the consummation of the Offer), he is entitled to (i) any portion of the Executive's base salary through the date of termination or any bonus that has been determined to be earned for the prior year and not yet paid prior to the termination date; (ii) the Executive's annual target bonus for the year of termination, prorated for the number of days of employment completed by the Executive during the year in which his employment terminated; (iii) a lump sum severance payment of (x) an amount equal to the Executive's annual base salary as in effect immediately prior to his termination, (y) an amount equal to the Executive's annual target bonus amount in effect immediately prior to his termination and (z) an amount equal to twelve months of health and dental continuation coverage; and (iv) the full vesting of all equity-related awards upon the Change in Control, including restricted stock awards and stock options, held by the Executive as of the termination date, and awards will be exercisable, as applicable, for such period as set forth in the relevant stock option plan.

        Under the Employment Agreement with Mr. Buono, if any amounts paid or distributable by the Company to or for the benefit of Mr. Buono would constitute an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986 (the "Code") such that it would not be tax deductible by the Company, then the amounts payable or distributable to Mr. Buono will be reduced to the maximum amount that may be paid or distributed without causing such payments or distributions to be nondeductible.

        The Employment Agreements also provide certain benefits for terminations of employment due to death or disability, including the full vesting of all equity-related awards, as well as for severance payments or benefits if the Executive is terminated without Cause or resigns for Good Reason that are not in connection with a Change in Control.

        The Employment Agreements contain a one-year post-termination of employment non-compete and, in addition, the Executives have entered into Non-Disclosure, Non-Solicitation and Non-Competition Agreements (collectively, the "NDAs") with the Company. Each NDA includes (i) an indefinite confidentiality covenant and (ii) a one-year covenant not to solicit employees, agents, consultants, vendors, contractors or customers or perform services for any person or entity who was a customer of the Company that is competitive with the services provided by the Company.

        The foregoing description is qualified in its entirety by reference to the Employment Agreements, copies of which are attached as Exhibits (e)(11) - (e)(13) hereto and are incorporated herein by reference.

  Compensation Arrangements Entered Into in Connection with the Offer

  Retention Plan Effective Upon the Offer Acceptance Time

        Pursuant to the Memorandum of Understanding, the Company has established the terms of a retention plan for the benefit of approximately 35 key employees of the Company (the "Retention Plan"), which will become effective as of the time at which Purchaser accepts for payment and pays for any Company Shares (including the Company Shares represented by ADSs) validly tendered and not properly withdrawn pursuant to the Offer (the "Offer Acceptance Time"). Under the terms of the Retention Plan, the Company or the surviving corporation will pay to participating key employees retention payments in amounts ranging from six to twenty-four months of base salary, contingent on the continuing employment of the participating key employees through the scheduled payment dates during the applicable retention period (which ranges from six to thirty-six months). For participating employees who are required to remain employed with the Company for six months after the Offer Acceptance Time, the applicable retention amount will be payable, subject to continued employment, six months after the Offer Acceptance Time. For participating employees who are required to remain employed with the Company for one year after the Offer Acceptance Time, 100% of the applicable retention amount will be payable, subject to continued employment, on the first anniversary of the Offer Acceptance Time. For participating employees who are required to remain employed with the Company for two years after the Offer Acceptance Time, 50% of the applicable retention amount will be payable, subject to continued employment, on the first anniversary of the Offer Acceptance Time and the remaining 50% of the applicable retention amount will be payable, subject to continued employment, on the second anniversary of the Offer Acceptance Time. For participating employees who are required to remain employed with the Company for three years after the Offer Acceptance Time, 33 1/3% of the applicable retention amount will be payable, subject to continued employment, on each of the first, second and third anniversaries of the Offer Acceptance Time. Individual retention agreements for participating key employees will be entered into as of or promptly after the commencement of the Offer.

  Executive Officer Arrangements Effective Upon the Offer Acceptance Time

        As of the date of this Schedule, two of the Company's current executive officers, Stefano Buono and Gérard Ber, have entered into letter agreements with Parent dated October 28, 2017 (the "Letter Agreements") regarding their continued service and compensation with the Company after the Offer Acceptance Time. The Letter Agreements, which are contingent upon the closing of the transactions contemplated by the Memorandum of Understanding (the "Closing"), will supersede the terms of Mr. Buono and Mr. Ber's respective Employment Agreements, and Mr. Buono and Mr. Ber have agreed to relinquish any claim to payments (other than their annual bonus for 2017, to the extent not previously paid) (i) under applicable law, contract or otherwise; (ii) under any severance plans, agreements or arrangements with Parent, the Company or any of its subsidiaries, other than as set forth in the Letter Agreements; and (iii) under their respective Employment Agreements, including the severance benefits described above under "Employment Agreements with Executive Officers" in this Item 3(a). Under the Letter Agreements, Mr. Buono and Mr. Ber have also agreed to resign from their positions with the Company and its subsidiaries as of the Closing. Under the Letter Agreements, the parties have agreed to enter into a more detailed formal agreement which will set forth the duties and responsibilities of Mr. Buono and Mr. Ber, as applicable, relating to the integration of the business (the "Agreed Services").

        Effective as of the Closing, Mr. Buono will receive (i) annual compensation of $1,000,000, paid in installments, and (ii) a completion bonus of $1,000,000, paid in a single cash lump sum on the first anniversary of the Closing contingent on his performance in all material respects of the Agreed Services. Mr. Buono's Letter Agreement also provides that, if any amounts paid or distributable by Parent to or for the benefit of Mr. Buono would constitute an "excess parachute payment" within the meaning of Section 280G of the Code such that it would not be tax deductible by Parent, then the amounts payable or distributable to Mr. Buono will be reduced to the maximum amount that may be paid or distributed without causing such payments or distributions to be nondeductible.

        Effective as of the Closing, Mr. Ber will receive (i) annual compensation of $900,000, paid in installments, and (ii) a completion bonus of $900,000, paid in a single cash lump sum on the first anniversary of the Closing contingent on his performance in all material respects of the Agreed Services.

        Pursuant to the Letter Agreements, Mr. Buono and Mr. Ber will be subject to certain non-competition and non-solicitation restrictive covenants during and for 12 months after their termination of service. If Mr. Buono or Mr. Ber suffer an evidenced economic loss due to the non-competition restriction, and the restriction is not waived by the Company, the Company will compensate Mr. Buono or Mr. Ber, as applicable, for such loss by paying monthly installments through the restricted period based on their last monthly compensation and any statutory allowances.

        The foregoing description is qualified in its entirety by reference to the Letter Agreements, copies of which are attached as Exhibits (e)(14) - (e)(15) hereto and are incorporated herein by reference.

  Continuing Employee Benefits after the Offer Acceptance Time

        Under the Memorandum of Understanding, Parent has agreed to provide each employee of the Company who is employed immediately prior to the Offer Acceptance Time and who remains in the employ of Parent, the Company or any of its subsidiaries after the Offer Acceptance Time (each such individual, a "Continuing Employee"), until 12 months following the date of the Offer Acceptance Time, (i) a base compensation and annual bonus opportunity that is no less favorable than the base compensation and annual bonus opportunity to which such Continuing Employee was entitled immediately prior to the Offer Acceptance Time and (ii) other compensation and employee benefits (including any compensation provided pursuant to the Retention Plan or any other retention programs entered into in connection with the transactions contemplated by the Memorandum of Understanding) that are no less favorable in the aggregate than the other compensation and employee benefits provided to such Continuing Employee immediately prior to the Offer Acceptance Time. Under the Memorandum of Understanding, Parent has confirmed that, for a period of 12 months following the date of the Offer Acceptance Time, the Continuing Employees will be eligible to participate in those share-based incentive schemes or other long-term incentive plans that are operated by Parent or any relevant affiliate of Parent from time to time for employees of similar status, subject to the rules of such share-based incentive schemes or long-term incentive plans. Such grants to Continuing Employees will be made under the applicable share-based incentive scheme or long-term incentive plan.

        In addition, for a period of 12 months following the Offer Acceptance Time, Parent has agreed to provide severance entitlements in accordance with local law. In jurisdictions where severance is not governed by statute, Continuing Employees who are terminated without cause are entitled to a minimum severance payment equal to four weeks base pay for every year of service, up to a maximum of 26 weeks.

        Parent has agreed to use its reasonable best efforts, and will cause its affiliates to use their reasonable best efforts, to cause any employee benefit plans established, maintained or contributed to by Parent or any of its affiliates that cover any of the Continuing Employees following the Offer Acceptance Time (collectively, the "Parent Plans") to (i) recognize the pre-Offer Acceptance Time service of participating Continuing Employees with the Company for all purposes of vesting, eligibility and benefit entitlement (except to the extent that such service credit would result in the duplication of benefits for the same period), (ii) waive any pre-existing condition limitations for participating Continuing Employees and (iii) provide credit to each participating Continuing Employee under the applicable Parent Plan for amounts paid by the Continuing Employee prior to the Offer Acceptance

Time during the year in which the Offer Acceptance Time occurs under any analogous employee benefit plans established, maintained or contributed to by the Company during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms of such Parent Plan.

        Parent has also agreed to use its reasonable best efforts to cause the Company and its subsidiaries to continue to credit under any applicable Parent Plans each Continuing Employee for all vacation and personal holiday pay that such Continuing Employee is entitled to use but has not used as of the Offer Acceptance Time.

Director Resignations

        Five members of the Company Board, Claudio Costamagna, Stefano Buono, Leopoldo Zambeletti, François Nader and Christine Mikail Cvijic, will resign from their functions on the Company Board and any similar body of the Company's subsidiaries at the Offer Acceptance Time. Steven Gannon, Christian Merle and Kapil Dhingra will resign from their functions on the Company Board and any similar body of the Company's subsidiaries at the time at which the Company Shares and ADSs are delisted from NASDAQ.

        Pursuant to the Memorandum of Understanding, the Company has agreed to procure that (i) five members of the Company Board resign and/or enter into resignation letters effective at the Offer Acceptance time and (ii) three members of the Company Board resign and/or enter into resignation letters effective upon the delisting of the Company Shares and ADSs from NASDAQ. This is intended to ensure a seamless change of control over the Company to Purchaser.

Director and Officer Indemnification and Insurance

        Pursuant to the terms of the Memorandum of Understanding, for six years after the Offer Acceptance Time, Parent shall, and with respect to the Company's subsidiaries, Parent shall cause the respective Company subsidiaries, as the case may be, to the extent permitted under applicable law, to indemnify and hold harmless and provide advancement of expenses to, all past and present officers and directors of the Company (in all of their capacities) (each, an "Indemnified Person") on terms not less favorable to such Indemnified Person than those provided to them by the Company or its subsidiaries on the date of the Memorandum of Understanding.

        In addition, Parent shall, and with respect to the Company's subsidiaries, Parent shall cause the respective Company subsidiaries, as the case may be, to the extent permitted under applicable law, to continue in full force and effect for a period of six years from the Offer Acceptance Time the provisions in existence in the Company's subsidiaries' organizational documents (to the extent such organizational documents have been made available to Parent prior to the date of the Memorandum of Understanding) in effect on the date of the Memorandum of Understanding regarding elimination of liability of directors, indemnification of officers and directors, and advancement of expenses to officers and directors that are at least as favorable as those contained in the relevant Company's subsidiaries' organizational documents. If the Company's subsidiaries or any of their successors or assigns (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfer all or substantially all of their properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the relevant Company's subsidiary shall assume all of the foregoing obligations.

        Pursuant to the Memorandum of Understanding, the Company, in consultation with Parent, shall purchase an extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies (collectively, the "D&O Insurance"), which D&O Insurance shall, to the extent permitted under applicable law, (i) have a term of six years from the Offer Acceptance Time and cover the persons covered by such D&O Insurance for acts or omissions occurring prior to the Offer Acceptance Time, (ii) be from insurance carriers with comparable credit ratings as the Company's current insurance carrier with respect to D&O Insurance and (iii) be on the terms, conditions, retentions and limits of liability not less favorable to the director or officer than the existing directors' and officers' liability (and fiduciary) insurance maintained by the Company. Notwithstanding the foregoing, the amount paid by the Company in respect of any one policy year shall not be in excess of 200% of the annual premiums currently paid by the Company for such insurance. Parent shall, or shall cause the Company or any successor or assign, to maintain such policy in full force and effect and continue to honor the obligations thereunder.

(b)   Arrangements with Parent.

Memorandum of Understanding

        The summary of the Memorandum of Understanding contained in "Section 12—MoU; Other Agreements" of the Offer to Purchase and the descriptions of the Offer contained in "Section 1—Terms of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement, are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Memorandum of Understanding, a copy of which is filed as Exhibit (e)(1) to this Statement, and the First Amendment to the Memorandum of Understanding, a copy of which is filed as Exhibit (e)(2) to this Statement, and each are incorporated by reference herein.

        The summary and description contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Memorandum of Understanding and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates. The representations, warranties and covenants contained in the Memorandum of Understanding were made only for the purposes of the Memorandum of Understanding, were made as of specific dates, were made solely for the benefit of the parties to the Memorandum of Understanding and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Memorandum of Understanding. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Memorandum of Understanding and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the security holders of Parent or the Company. In reviewing the representations, warranties and covenants contained in the Memorandum of Understanding or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Memorandum of Understanding to be characterizations of the actual state of facts or conditions of Parent, Purchaser, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Memorandum of Understanding and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent and the Company publicly file.

Confidentiality Agreement

        On August 22, 2017, the Company and Novartis International AG signed a Confidentiality Agreement (the "Confidentiality Agreement") providing that, subject to the terms of this Agreement, Novartis International AG and its affiliates shall keep confidential certain non-public information provided by the Company. The Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(4) hereto, is more fully summarized in "Section 12—MoU; Other Agreements" of the Offer to Purchase and is incorporated herein by reference.

The Tender and Support Agreements

        Certain members of the Company's senior management (Gérard Ber and Heinz Mäusli) and members of the Company Board (Stefano Buono, Claudio Costamagna, Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Christian Merle, François Nader and Léopoldo Zambeletti) have, through Tender and Support Agreements dated as of October 28, 2017, as amended by the First Amendment to the Tender and Support Agreements dated as of December 6, 2017 (the "Tender and Support Agreements"), irrevocably and unconditionally undertaken to tender all of their beneficially owned Company Shares pursuant to the Offer. See the section of this Statement titled "Item 4. The Solicitation or Recommendation—(c) Intent to Tender" for further details about the Tender and Support Agreements.

Item 4.    The Solicitation or Recommendation.

(a)   Recommendation.

        At a meeting held on December 5, 2017, the Company Board has unanimously (i) determined that the transactions contemplated by the Memorandum of Understanding, including the Offer, are (x) consistent with and will further the business objectives and goals of the Company, (y) advisable and (z) in the best interests of the Company, its shareholders, other stakeholders and its employees, (ii) approved and adopted the transactions contemplated by the Memorandum of Understanding, including the Offer, and (iii) determined, in accordance with its duties under applicable law, to recommend that the Company's shareholders support the Offer, accept the Offer and tender their Company Shares pursuant to the Offer.

(b)   Background and Reasons for the Recommendation.

Background

        The Board of Directors of the Company (the "Company Board") and management of the Company regularly evaluate and consider the Company's historical performance, future growth prospects, overall strategic goals and objectives, as well as industry conditions and developments. In connection with these activities, the Company Board considers from time to time potential strategic alternatives to enhance shareholder value.

        On July 27, 2017, Pascal Touchon, the Global Head, Oncology Strategy and Business Development of Parent, left an unsolicited voicemail with Stefano Buono, the Company's Chief Executive Officer. On July 28, 2017, Mr. Buono called back Mr. Touchon and scheduled a dinner in Rome, Italy for August 9, 2017, with Bruno Strigini (Chief Executive Officer of Oncology at Parent), Claudio Costamagna, the Chairman of the Company Board, Mr. Touchon and himself. The subject of the dinner was not specified. Messrs. Buono and Touchon had previously met each other from time to time during the prior two years to discuss potential business collaborations.

        On August 1, 2017, at the request of Parent following positive AAA share price performance after AAA completed the resubmission of the New Drug Application for Lutathera, Messrs. Buono and Costamagna had a conference call with Mr. Touchon and Nigel Sheail (Head, Business Development & Licensing of Parent), during which Parent expressed preliminary interest in a potential transaction with the Company at a price of $62.50 per ADS in cash. Parent told the Company that it would soon receive a formal letter. The dinner scheduled for August 9, 2017 in Rome, Italy was cancelled during this call.

        On August 1, 2017, Mr. Buono called for a Company Board meeting on the following day and contacted representatives from Jefferies LLC ("Jefferies"), which had previously provided capital markets services to the Company, to inform Jefferies about the unsolicited communication received from Parent.

        On August 2, 2017, Parent sent by email to the Company an unsolicited non-binding preliminary indication of interest (the "First IOI") to acquire the Company at a price of $62.50 per ADS in cash to be financed from Parent's cash on hand. The First IOI indicated that the price of $62.50 per ADS represented a premium of approximately 47% to the Company's close as of July 26, 2017 and a premium of approximately 52% to the Company's 30-day volume weighted average price of $41.02 per ADS as of August 1, 2017. The First IOI also indicated that proceeding on a quick timetable, including with respect to confirmatory due diligence and negotiation of definitive agreements, was important to Parent given Parent's desire to acquire the Company in time to participate in the potential commercial launch of Lutathera. Parent also indicated in the First IOI that it had retained PJT Partners ("PJT") as its financial advisor and Shearman & Sterling LLP ("Shearman") as its legal counsel.

        On August 2, 2017, the Company Board held a telephonic meeting to discuss the First IOI, including the price of $62.50 per ADS. Members of management and representatives of Davis Polk & Wardwell LLP ("Davis Polk"), who had previously acted as legal advisor to the Company, attended the meeting. Representatives of Davis Polk reviewed the Company Board's fiduciary duties in connection with its consideration of a proposed sale of the Company and other strategic alternatives. The Company Board discussed the First IOI, the potential opportunities and considerations it presented, and the process for responding to it. Mr. Costamagna noted that Parent had explained that it may consider increasing the value that it would be willing to pay to acquire the Company if it had access to more information, given the First IOI was based off relatively limited publicly available information only. The Company Board considered whether the Company should initiate a formal auction process or contact other potential acquirors but decided that it was in the best interest of the Company and its shareholders, other stakeholders and its employees, to continue confidential discussions with Parent due to the risk of leaks and the potential negative impact of leaks on the operations of the Company, and because the Company had not made a decision to sell itself. The Company Board instructed management to begin negotiating a confidentiality and standstill agreement with Parent to permit the sharing of nonpublic information.

        Also at the August 2, 2017 meeting, the Company Board discussed creating a subcommittee of the Company Board (the "Transaction Committee") comprising Messrs. Costamagna, Buono, François Nader and Leopoldo Zambeletti to lead the Company Board's consideration of Parent's indication of interest and other potential strategic alternatives. The Transaction Committee was authorized, among other things, to, if requested by the Company Board, recommend to the Company Board whether the final terms of any transaction or strategic alternative with Parent or other party are in the best interest of the Company and its shareholders, other stakeholders and employees. The Company's management presented several candidates to serve as the Company's financial advisor in connection with the consideration of a potential transaction and other strategic alternatives, and the Company Board directed management to retain Jefferies on the basis of Jefferies's expertise in this field and familiarity with the Company. The Company Board also approved the retention of Davis Polk as the Company's legal counsel in connection with the consideration of a potential transaction and other strategic alternatives on the basis of Davis Polk's expertise in this field and familiarity with the Company.

        On August 2, 2017, Mr. Buono contacted representatives from Jefferies to inform Jefferies about the desire of the Company Board to potentially retain them as financial advisor.

        On August 4, 2017, the Transaction Committee held a telephonic meeting to review the proposed terms of the First IOI, including the price of $62.50 per ADS, at which the entire Company Board was invited to participate. Members of management and representatives from Jefferies and Davis Polk also attended the meeting. Representatives from Jefferies provided background on Parent and reviewed Parent's recent mergers and acquisitions activities. The Company Board discussed such prior transactions involving Parent and reviewed the proposed terms of the First IOI, which had previously been provided to the participants in advance of the meeting. Representatives from Jefferies provided an initial summary of the First IOI, referring to written materials that had been provided to the participants in advance of the meeting. The Transaction Committee discussed the terms of the First IOI and posed questions to Jefferies and Davis Polk regarding its terms, after which discussions ensued regarding the same. Representatives from Jefferies noted that, given this was Parent's first indication of interest, and based on Parent's prior discussions with Mr. Costamagna about potential higher value, which had been described at the earlier Company Board meeting, the offer price was likely not the highest price that Parent would be willing to pay. Representatives of Jefferies also noted to the Transaction Committee that the premium offered by Parent in the First IOI was not compelling in light of premia that had been paid in certain recent transactions in the Company's sector. The Transaction Committee then discussed certain process considerations, including the mechanics and timing of an initial Company response to Parent and potential future aspects of the transaction process. Mr. Costamagna suggested, and the rest of the Transaction Committee agreed, that management create a comprehensive financial model for review by the Company Board to assist the Company in its evaluation and consideration of potential strategic alternatives and in seeking to negotiate a higher price from Parent. The Transaction Committee determined to schedule another meeting the following week to determine a definitive response to Parent and finalize the method and timing of such response.

        On August 9, 2017, the Transaction Committee held a telephonic meeting at which the entire Company Board was invited to participate. Members of management and representatives from Jefferies and Davis Polk also attended the meeting. At this meeting, based in part on the prior discussions with Jefferies regarding the price of $62.50 per ADS in the First IOI, the Transaction Committee unanimously decided to reject the First IOI as insufficient and not in the best interests of the Company or its shareholders, other stakeholders and its employees. The Transaction Committee discussed the method and content of the response, including the possibility of highlighting certain aspects of Company value through a management presentation. The Transaction Committee, in consultation with its legal and financial advisors, determined to propose to Parent a management meeting among the parties. The Transaction Committee directed Jefferies to convey the Company's response to PJT and also indicate to PJT that, subject to execution of an appropriate confidentiality agreement, the Company would prepare a management presentation and provide other key due diligence materials necessary for Parent to raise its offer to a level that might be adequate to the Company Board.

        On August 10, 2017, representatives from Jefferies communicated to representatives of PJT on a conference call that there was no support at the Company for a potential transaction at a price of $62.50 per ADS, which was viewed by the Company as unacceptable. Jefferies also told PJT that the Transaction Committee would consider a transaction at a much higher price and was willing to give Parent a management presentation to assist Parent in recognizing greater value in the Company.

        During the period between August 9, 2017 and August 22, 2017, Parent continued its due diligence of the Company based on publicly available information and the parties exchanged various communications in response to diligence requests by Parent, including on a conference call held on August 10, 2017 among representatives of Jefferies, Parent and PJT.

        On August 22, 2017, the Company entered into a confidentiality and standstill agreement with Parent, which provided for a fall away of Parent's standstill restrictions in certain circumstances, including if the Company entered into an agreement with another party regarding a business combination.

        On August 28, 2017, the Company announced the U.S. Food and Drug Administration had acknowledged receipt and considered complete the resubmission of the New Drug Application for Lutathera and provided a Prescription Drug User Fee Act date of January 26, 2018.

        On August 30, 2017, the Transaction Committee held a telephonic meeting at which the entire Company Board was invited to participate. Members of management and representatives from Jefferies and Davis Polk also attended the meeting. At this meeting, representatives from management and Jefferies provided an update on the status of the discussions with Parent, including timing of a potential transaction and in-person meetings to be held with Parent in Geneva, Switzerland on September 5, 2017. The participants then asked management and Jefferies questions about the status of the discussions with Parent and discussions among the participants ensued regarding the same. The Transaction Committee concluded the meeting with a discussion of next steps if Parent's indication of interest became public.

        On August 31, 2017, representatives from Jefferies and PJT held a conference call to address the due diligence process, including with regards to the status of pending due diligence requests made by Parent.

        On September 5, 2017, representatives from the Company, Jefferies, Parent and PJT met in-person in Geneva, Switzerland to discuss the potential transaction. At that meeting, the Company's management made a presentation to representatives of Parent concerning the Company's business and the representatives discussed the potential transaction.

        During the period between September 5, 2017 and September 21, 2017, Parent continued its due diligence investigation of the Company and the parties had several exchanges regarding the outstanding diligence requests.

        On September 21, 2017, Parent sent by e-mail to Messrs. Buono and Costamagna its revised proposal to acquire all the outstanding shares of the Company at a price of $75.00 per ADS in cash (the "Second IOI"). Parent specified that this offer represented an increase of 20% to its offer on August 2, 2017 and a premium of approximately 77% to the price of the Company's ADSs as of the close of the markets on July 26, 2017. Parent reiterated that time was of the essence in completing due diligence and negotiating definitive agreements with the Company. Parent also requested certain site visits as part of its confirmatory due diligence.

        On September 24, 2017, the Transaction Committee held a telephonic meeting to discuss the Second IOI as well as a preliminary valuation of the Company prepared by Jefferies. The entire Company Board was invited to participate. Members of management and representatives from Jefferies and Davis Polk also attended the meeting. Representatives from Jefferies reviewed with the Company Board the preliminary valuation analyses it had performed, as well as the premiums paid in recent biotech transactions. The Company Board discussed and posed questions relating to the preliminary valuation, including as to methodology and the underlying assumptions used in the preparation of the valuation. The Transaction Committee determined that the price of $75.00 per ADS in the Second IOI was insufficient but that it would be willing to make available additional due diligence to Parent to enable it to increase its offer and directed Jefferies to convey that message to PJT. The Transaction Committee and its advisors then discussed whether the Company should reach out to other potential acquirors. The Transaction Committee concluded that there were very few potential acquirors of a business in the nuclear pharmacology space based on the fact that to date there had been little or no historical strategic interest in the Company. Additionally, the Transaction Committee determined the few potential acquirors other than Parent, for various reasons, would be unlikely to offer a greater price than Parent or execute a transaction on Parent's timeline. In addition, the Transaction Committee was mindful of the risk of leaks and the potential negative impact of leaks on the operations of the Company and of Parent's stated desire to move expeditiously in order for Parent to acquire the Company in time to participate in the potential commercial launch of Lutathera. For these reasons, the

Transaction Committee determined that it was in the best interests of the Company, its shareholders, other stakeholders and employees to determine whether a potential transaction with Parent was possible and if so, to execute such transaction as expeditiously as possible.

        On September 24, 2017, representatives from Jefferies communicated to representatives of PJT on a conference call that the Company was not willing to enter into a transaction at the price of $75.00 per ADS offered in the Second IOI, but that the Company would be prepared to provide additional due diligence and site visits to assist Parent to recognize greater value in the Company.

        On September 27, 2017, Bloomberg published a report concerning discussions between the Company and Parent regarding a potential transaction. On September 28, 2017, Vox Markets published a blog post concerning a potential transaction, indicating that the Company had previously rejected an offer from Parent of $75.00 per ADS and that the parties were negotiating a price of around $85.00 per ADS.

        After these reports, on September 28, 2017 the Company received an unsolicited inquiry from Party A saying that in case the Company would run a "sales" process they would be interested in being part of it. The Company's management, in consultation with the Transaction Committee and its advisors, determined that Party A was not a potential buyer of the business given its size relative to the Company, its financial capacity, the lack of historical mergers and acquisitions activity of scale and the lack of pharmaceutical focus. No other parties contacted the Company regarding a potential transaction.

        During the period between September 27, 2017 and October 1, 2017, Parent continued its confirmatory due diligence investigation of the Company and the Company continued to make available additional due diligence information.

        On September 29, 2017, the Company announced the European approval of Lutathera.

        On October 4, 2017, October 5, 2017 and October 10, 2017, Parent conducted its site visit of Ivrea-Saluggia, IDB Holland and Millburn NJ facilities, respectively.

        On October 14, 2017, Messrs. Buono and Costamagna and representatives from Jefferies had a conference call with Messrs. Touchon and Sheail from Parent and PJT, during which Parent offered a price of $80.00 per ADS in cash. Messrs. Buono and Costamagna expressed skepticism as to whether the Company Board would support a transaction at this price and Parent indicated that it would be unable to raise its offer much higher than $80.00 per ADS. After this conference call, several additional calls were held between Jefferies and PJT to discuss price.

        Later on October 14, 2017, the Transaction Committee met telephonically to discuss the revised verbal offer received from Parent earlier that day, and determined that the price of $80.00 per ADS was insufficient and that management should seek a higher price of $82.50 per ADS based on the belief that Parent did not have a much higher price to offer.

        On the morning of October 15, 2017, Mr. Costamagna and representatives from Jefferies spoke again with representatives from Parent and PJT. On this call, Mr. Costamagna presented the Company's counterproposal of $82.50 per ADS.

        On October 16, 2017, Parent agreed to increase its price from $80.00 per ADS to a best and final offer of $82.00 per ADS in cash. After this call, Messrs. Buono and Costamagna consulted with the members of the Transaction Committee and determined that they would support a price of $82.00 per ADS to the Company Board.

        On October 16, 2017, Shearman sent Davis Polk the initial draft Memorandum of Understanding, which contemplated that Parent would launch a tender offer for all of the Company Shares, including Company Shares represented by ADSs. The initial draft Memorandum of Understanding proposed a minimum tender closing condition of 90%.

        On October 19, 2017, Parent sent a letter memorializing its offer of $82.00 per ADS to the Company.

        Over the next two weeks, representatives of the Company and Davis Polk engaged with representatives of Parent and Shearman regarding additional due diligence materials and negotiation of the terms of the Memorandum of Understanding, including the minimum tender closing condition, the material adverse effect definition, the regulatory undertaking provision and certain deal protection provisions (including the size of the termination fee).

        On October 23, 2017, representatives from the Company, Davis Polk, Jefferies, Parent, Shearman and PJT held a telephonic meeting during which the parties discussed the various workstreams and proposed timeline to execute the definitive documentation for the transaction. The parties agreed to target an October 27, 2017 announcement. Also on October 23, 2017, representatives from the Company, Davis Polk, Jefferies, Parent, Shearman and PJT held a telephonic meeting during which the parties discussed the Company's shareholder base in response to certain questions posed by Parent regarding the approximate number of shareholders expected to tender their shares in the offer.

        On October 26, 2017, representatives from the Company, Davis Polk, Jefferies, Parent, Shearman and PJT met in-person at Shearman's offices to negotiate the remaining issues in the Memorandum of Understanding. At these meetings, representatives from Parent and Shearman indicated that Parent was not prepared to accept a minimum tender closing condition of less than 80%.

        Later on the evening of October 26, 2017 New York time, and in the morning European time, the Transaction Committee held a telephonic meeting at which the entire Company Board was invited to participate. Members of management and representatives from Jefferies and Davis Polk also attended the meeting. At that meeting, management updated the Transaction Committee on the status of discussions with Parent, including Parent's unwillingness to agree to a transaction without at least an 80% minimum tender closing condition. After discussions, the Transaction Committee determined that, while it would prefer a lower minimum tender condition, the Transaction Committee could accept the proposed threshold if the transaction were executed by October 27, 2017 or shortly thereafter. In addition the Transaction Committee believed that its shareholders would support the transaction and tender their shares in light of the Offer Price of $82.00 per ADS and the compelling value of such price. The Transaction Committee directed management and representatives from Jefferies and Davis Polk to conclude negotiations with Parent and its advisors.

        On October 27, 2017, representatives from the Company, Davis Polk, Jefferies, Parent, Shearman and PJT participated on several conference calls to resolve the remaining open points on the documentation and due diligence.

        Later on October 27, 2017, the Company Board held a telephonic meeting with members of management and representatives from Jefferies and Davis Polk to update the Company Board on the status of the negotiations with Parent. At that meeting, Jefferies rendered its opinion to the Company Board to the effect that, as of October 27, 2017 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Offer Price of $82.00 per ADS in cash to be received by the holders of ADSs pursuant to the Offer was fair, from a financial point of view, to such holders. Representatives from Davis Polk then reviewed with the Company Board the material terms of the substantially complete transaction agreement, including the 80% minimum tender closing condition, after which discussions ensued and questions were posed regarding such terms. Following these discussions, the Company Board determined that it was in the best interests of the Company, its shareholders, other stakeholders and its employees to, among other things, approve the entry into the transaction agreement.

        Over the course of the rest of the day on October 27, 2017 and on October 28, 2017, representatives from Davis Polk and Shearman finalized the Memorandum of Understanding and resolution of certain due diligence items.

        On October 28, 2017, the Company and Parent executed the Memorandum of Understanding and Parent and certain of the members of senior management of the Company and the Company Board, in their capacity as shareholders of the Company, executed tender and support agreements to undertake to tender their shares into the proposed tender offer.

        On October 30, 2017, Parent and the Company issued press releases announcing the proposed transaction.

Reasons for the Recommendation

  Reasons for the Recommendation of the Company Board

        In evaluating the Memorandum of Understanding and the Offer, the Company Board consulted with senior management of the Company and its legal and financial advisors. In the course of making the determination that the transactions contemplated by the Memorandum of Understanding, including the Offer, are (i) consistent with and will further the business objectives and goals of the Company, (ii) advisable and (iii) in the best interests of the Company, its shareholders, other stakeholders and its employees and recommending that the Company's shareholders support the Offer, accept the Offer and tender their Company Shares pursuant to the Offer, the Company Board considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Company Board, supported such determinations, in addition to the factors mentioned in "Item 4. The Solicitation or Recommendation—(b) Background and the Reasons for the Recommendation":

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  Financial Terms/Premium to Market Price.  The relationship of the consideration offered pursuant to the Offer to the historical market price of the ADSs, including that the consideration represents a premium of:

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  18.9% over the closing price per ADS on October 26, 2017, the last full trading day prior to the Company Board's approval of the transactions contemplated by the Memorandum of Understanding;

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  37.2% over the closing price per ADS on September 27, 2017, the last trading day prior to Bloomberg publishing a report concerning discussions between the Company and Parent regarding a potential transaction, of $59.76;

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  65.8% over the closing price per ADS 30-trading days immediately preceding September 27, 2017;

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  123.3% over the closing price per ADS 90-trading days immediately preceding September 27, 2017;

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  41.3% over the volume weighted average price ("VWAP"), per ADS during the 10-trading day period immediately preceding September 27, 2017;

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  46.9% over the VWAP per ADS during the 30-trading day period immediately preceding September 27, 2017;

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  65.6% over the VWAP per ADS during the 90-trading day period immediately preceding September 27, 2017;

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  32.0% over the 52-week high price per ADS of $62.13 on September 27, 2017; and

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  248.9% over the 52-week low price per ADS of $23.50 on December 22, 2016.

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  Cash Consideration.  The fact that the entire consideration will be payable in cash, which provides holders of Company Shares and ADSs with immediate liquidity and a high degree of certainty of value.

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  The Company's Operating and Financial Condition and Prospects.  The Company Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Company Board believes, on the basis of this familiarity, that the consideration to be received by the Company's shareholders pursuant to the Offer fairly reflects the Company's intrinsic value, including its potential for future growth.

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  Strategic Alternatives.  The trends in the industry and certain strategic alternatives available to the Company, including the alternative to remain a stand-alone public company, as well as the risks and uncertainties associated with such alternatives and the challenges associated with the industry's current and expected competitive environment. The Company Board determined not to pursue those alternatives in light of its belief that the Offer maximized risk-adjusted shareholder value and represented the best transaction reasonably available to holders of Company Shares and ADSs.

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  Opinion of Jefferies.  The opinion of Jefferies to the Company Board to the effect that, as of October 27, 2017 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Offer Price of $82.00 per ADS in cash to be received by the holders of ADSs pursuant to the Offer was fair, from a financial point of view, to such holders. Jefferies' opinion is described in further detail below under "Item 4. The Solicitation or Recommendation—(d) Opinion of the Company's Financial Advisor."

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  Likelihood of Consummation.  Consideration that the Offer would reasonably likely be consummated in light of the facts that (i) Purchaser has the financial ability and willingness to consummate the Offer, (ii) the Offer is not subject to any financing condition and (iii) the other conditions to the Offer are reasonable and customary.

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  Speed of Completion.  The anticipated timing of the consummation of the Offer, and the structure of the transaction as a tender offer for the Company Shares and the ADSs, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Memorandum of Understanding, should allow for holders of Company Shares and ADSs to receive the consideration for their Company Shares and ADSs in a relatively short time frame. The Company Board considered that the potential for closing the Offer in a relatively short time frame could also reduce the amount of time in which the Company's business would be subject to the potential disruption and uncertainty pending closing.

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  Ability to Respond to Third-Party Takeover Proposals.  The terms and conditions of the Memorandum of Understanding related to the Company's ability to respond to third parties making takeover proposals, including:

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  the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussion with, third parties in response to certain written proposals relating to alternative acquisition transactions;

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  the right of the Company Board to withdraw or change its recommendation in favor of the Offer in response to the receipt of a "superior proposal" (as such term is defined in the Memorandum of Understanding), as determined in good faith by the Company Board, if such failure to withdraw or change its recommendation in favor of the Offer would be inconsistent with its fiduciary duties; and

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    the belief of the Company Board that the $115,000,000 termination fee payable by the Company under certain circumstances (i) would not preclude or deter another party with a strategic interest in the Company and financial resources sufficient to consummate an alternative acquisition transaction with the Company, were one to exist, from making a competing proposal for the Company and (ii) was necessary to induce Parent to enter into the Memorandum of Understanding.

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  Memorandum of Understanding.  The provisions of the Memorandum of Understanding, including the respective representatives, warranties, covenants, conditions and termination rights of the parties and the termination fees payable by the Company. In particular:

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  Regulatory Undertaking by Parent and the Company.    The Offer being subject to a waiting period and appropriate regulatory clearance, and that Parent and the Company are obligated, subject to certain limitations, to use reasonable best efforts to obtain necessary regulatory approvals.

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  Termination Fee.    The fact that in connection with the termination of the Memorandum of Understanding under specified circumstances, including a termination by the Company to accept and tender into a definitive agreement with respect to an alternative acquisition transaction, the Company would be obligated to pay Parent a termination fee of $115,000,000. The Company Board was of the view that this termination fee was reasonable in light of the negotiating process that led to the execution of the Memorandum of Understanding, as well as of the terms of the Memorandum of Understanding itself. The Company Board believed that the termination fee would not preclude competing bids and would likely only be required to be paid in the event that the Company Board entered into or intended to enter into a transaction more favorable to the Company's shareholders than the Offer.

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  Conditions to the Completion of the Offer.    The reasonable likelihood of consummation of the transaction contemplated by the Memorandum of Understanding in light of the limited conditions to Purchaser's obligations to accept for payment and pay for the Company Shares and ADSs tendered pursuant to the Offer.

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  Company Material Adverse Effect.    The Memorandum of Understanding provides that there are customary exclusions to the determination of whether there has been a "material adverse effect" including (i) any actions or inactions, including any decisions, delays of decisions, recommendations, statements or other pronouncements, by or proposed by the U.S. Food and Drug Administration, any other relevant authority or any professional medical organization, or any panel or advisory body empowered or appointed thereby, or any indications that any such relevant authority, organization, panel or body may take or not take any actions, with respect to any product or product candidate of the Company, its subsidiaries or any of their competitors or collaboration partners and (ii) any side effects, adverse events, safety observations, non-compliance, or the results of any pre-clinical or clinical testing with respect to any products or product candidates of the Company, its subsidiaries or any of its or their competitors or collaboration partners (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations).

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  Terms of Offer.    The Company Board viewed as desirable provisions in the Memorandum of Understanding that prohibit Parent and Purchaser from, without the prior written consent of the Company, (i) decreasing the Offer Price, (ii) changing the form of consideration payable in the Offer, (iii) decreasing the maximum number of Company Shares sought to be purchased in the Offer, (iv) imposing conditions to the Offer in addition to the Conditions, (v) amending or modifying any of the Conditions in a manner that adversely affects any holder of Company Shares, (vi) changing the Minimum Condition, or (vii) extending or otherwise changing the Expiration Date in a manner other than as required or permitted by the Memorandum of Understanding.

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  Tender and Support Agreements.  Certain shareholders of the Company, solely in their capacities as shareholders, are supportive of the transaction and have agreed, pursuant and subject to the conditions of the Tender and Support Agreements, to tender their Company Shares and ADSs, representing approximately 4.3% of the outstanding Company Shares and ADSs as of December 5, 2017, subject to the terms and conditions of the Irrevocable Undertakings, as more fully described in "Item 4. The Solicitation or Recommendation—(c) Intent to Tender" below.

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  Product Development and Regulatory Risks.  The fact that the Company's lead radiotherapeutic product candidate, lutetium Lu 177 dotatate (Lutathera®), has not yet been approved for marketing by the United States Food and Drug Administration though it has received marketing authorization from the European Medicines Agency. The Company also has several product candidates in its development pipeline in various stages of research and development. The Company Board considered the risks inherent in the research, development, regulatory review and potential future commercialization of these product candidates, including risks related to market acceptance once these product candidates are approved, and other factors potentially impacting the revenues and profitability of pharmaceutical products generally.

  •
  Product Launch and Commercialization Risks.  The significant risks and considerable costs associated with a successful launch and commercialization by the Company of its product candidates, including lutetium Lu 177 dotatate (Lutathera®). Although the Company has some experience commercializing products with the assistance of third parties, the Company Board recognizes that the Purchaser has years of experience successfully commercializing products and has a broad pipeline of future product candidates. As such, the Purchaser will be able to launch any potential future products, including lutetium Lu 177 dotatate (Lutathera®), without the need to build up additional commercial infrastructure, which would be a significant cost for the Company. The Company will benefit from the Purchaser's international commercial infrastructure capable of supporting product sales, marketing and distribution of products.

        The Company Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Memorandum of Understanding, including the Offer, including:

  •
  Risk of Non-Consummation.  The conditions to Purchaser's obligation to accept for payment and pay for the Company Shares and ADSs tendered pursuant to the Offer were subject to conditions (including the Minimum Condition), and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company's control. The Company Board considered the fact that, if the Offer is not consummated, the Company's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction. The Company Board also considered the fact that, if the Offer is not completed, the market's perception of the Company's continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of the ADSs could be adversely affected.

  •
  Termination Fee and Expenses.  The possibility that the $115,000,000 termination fee, payable in circumstances where the Company recommends or accepts an alternative transaction, could potentially dissuade a potential acquirer from proposing a transaction that could be of greater value to the Company's shareholders than the Offer.

  •
  Inability to Solicit Other Takeover Proposals.  The covenant in the Memorandum of Understanding prohibiting the Company from soliciting other potential acquisitions proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

  •
  Impact of Announcement on the Company.  The effect of the public announcement of the transaction on the Company's operations, ADS price and employees, as well as its ability to attract and retain key personnel while the transaction is pending.

  •
  Pre-Closing Covenants.  The potential limitations on the Company's pursuit of business opportunities due to certain covenants in the Memorandum of Understanding, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent (which may not be unreasonably withheld, delayed or conditioned). These restrictions could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and may have a material and adverse effect on the Company's ability to respond to changing market and business conditions in a timely manner or at all.

  •
  No Reverse Termination Fee.  The fact that Parent will be able to terminate the Memorandum of Understanding under certain circumstances that may be outside the Company's control, without the payment of any reverse termination fee to the Company.

  •
  Interests of the Company Board.  The potential conflict of interest created by the fact that the Company's directors have financial interests in the transactions contemplated by the Memorandum of Understanding, including the Offer, that may be different from or in addition to those of other holders of Company Shares, as more fully described in "Item 3. Past Contracts, Transactions, Negotiations and Agreements".

  •
  Control of the Company Board After Consummation of the Offer.  The provision of the Memorandum of Understanding that provides Purchaser with the right to control the Company Board upon the Offer Acceptance Time.

  •
  No Shareholder Participation in Future Growth or Earnings.  The fact that the nature of the Offer as an all-cash transaction means that the Company shareholders would no longer be able to participate in any future earnings or growth of the Company or benefit from any appreciation in the value of the Company, in each case, except to the extent reflected in the value of common stock or other securities of Parent otherwise held by such shareholders.

  •
  Tax Treatment.  The cash consideration to be received by the holders of Company Shares in the Offer would be taxable to such holders for U.S. federal income tax purposes.

  •
  No Back-End Merger.  The fact that due to the Company's incorporation in France, the parties will not be able to implement a cash merger following the completion of the Offer because such provision is not available under French law, and that Purchaser is unable to implement a squeeze-out of minority shareholders following the completion of the Offer under relevant Autorité des Marchés Financiers regulations, as such regulations apply only to companies with securities that are or have been listed on an EEA regulated market. As a result, shareholders who do not tender their Company Shares or ADSs into the Offer and remain shareholders of the Company after the completion of the Offer may experience a reduction in the liquidity and market value of their Company Shares or ADSs as there may no longer be an active trading market for Ordinary Shares or ADSs.

        The foregoing discussion of the information and factors considered by the Company Board includes the principal positive and negative factors considered by the Company Board, but is not intended to be exhaustive and may not include all of the factors considered by the Company Board. In view of the wide variety of factors considered in connection with its evaluation of the Memorandum of Understanding, and the complexity of these matters, the Company Board did not find it useful and did not attempt to quantify or otherwise assign any relative or specific weights to the various factors that it considered in (i) determining that the transactions contemplated by the Memorandum of Understanding, including the Offer, are (x) consistent with and will further the business objectives and goals of the Company, (y) advisable and (z) in the best interests of the Company, its shareholders, other stakeholders and its employees, (ii) approving and adopting the transactions contemplated by the Memorandum of Understanding, including the Offer, and (iii) determining, in accordance with its duties under applicable law, to recommend that the Company's shareholders support the Offer, accept the Offer and tender their Company Shares pursuant to the Offer. Rather, the Company Board viewed its decision as being based on the totality of the information presented to it and the factors it considered. In addition, individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. Similarly, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board analyzed such factors and reasons as a whole and concluded that the uncertainties, risks and potentially negative factors relevant to the Offer were outweighed by the potential benefits that it expected the shareholders of the Company would achieve as a result thereof.

(c)   Intent to Tender.

        Concurrently with the execution of the Original MoU, members of the Company Board (Claudio Costamagna, Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Christian Merle, François Nader, and Leopoldo Zambeletti) and certain members of the Company's senior management (Stefano Buono, Gérard Ber and Heinz Mäusli) (collectively, the "Committed Equityholders"), in their capacity as shareholders, as well as a Company shareholder affiliated with a member of the Company Board, entered into Tender and Support Agreements with Parent (each, a "Tender and Support Agreement," and collectively, the "Tender and Support Agreements") pursuant to which each Committed Equityholder agreed to:

  •
  not transfer or dispose of any Company Shares, except for certain transfers to family members, trusts for the benefit of the shareholder or his/her family members or to affiliates (in the case of the Committed Equityholder that is not an individual);

  •
  tender his/her/its Company Shares in the Offer upon the terms and conditions of such agreement, including any Company Shares acquired after the date of the Tender and Support Agreement;

  •
  vote in favor of the Memorandum of Understanding and the transactions contemplated by the Memorandum of Understanding, and against (i) any action that would be a breach of the Memorandum of Understanding, (ii) any Alternate Proposal (as defined in the Memorandum of Understanding, except that references to 25% in the definition will be replaced by references to 50%), (iii) any amendment to the Company's organizational documents, (iv) any change in the Company's capitalization or corporate structure, and (v) any other action that would materially delay, materially postpone, discourage or adversely affect the Offer or the other transactions contemplated by the Memorandum of Understanding; and

  •
  with respect to the directors and senior management who entered into Tender and Support Agreements, to tender his/her resignation from the Company (such resignation to be effective upon the occurrence of the Offer Acceptance Time or upon delisting of the Company Shares from NASDAQ after the Offer Acceptance Time, depending on the individual) and support the appointment of Parent's replacement directors and members of management.

        The Company Shares and ADSs subject to the Tender and Support Agreement comprise approximately 4.3% of all of the outstanding Company Shares and ADSs. The Tender and Support Agreements will terminate upon the earliest to occur of (i) the termination of the Memorandum of Understanding, (ii) the Offer Acceptance Time, (iii) the mutual agreement of Parent and the applicable Committed Equityholder and (iv) at the election of the applicable Committed Equityholder if the Memorandum of Understanding is modified in a way that would have a materially adverse impact on such Committed Equityholder.

        The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of the Tender and Support Agreements, as amended by that First Amendment to the Tender and Support Agreements, dated as of December 6, 2017, copies of the form of which is filed as Exhibit (e)(4) to this Statement and Exhibit (e)(5) in the case of the amendment, and are incorporated herein by reference.

(d)   Opinion of the Company's Financial Advisor.

        In August 2017, the Company retained Jefferies to act as the Company's exclusive financial advisor in connection with the Company Board's consideration of certain potential strategic transactions, including a possible sale of, or other business combination involving, the Company. At the meeting of the Company Board on October 27, 2017, Jefferies rendered its opinion to the Company Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Offer Price of $82.00 per ADS in cash to be received by the holders of ADSs pursuant to the Offer was fair, from a financial point of view, to such holders.

        The full text of the written opinion of Jefferies, dated as of October 27, 2017, is attached as Annex B to this Statement. Jefferies' opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. The Company encourages you to read Jefferies' opinion carefully and in its entirety. Jefferies' opinion was directed to the Company Board (in its capacity as such) and addresses only the fairness, from a financial point of view, to the holders of ADSs of the Offer Price to be received by such holders pursuant to the Offer as of the date of the opinion. It does not address the relative merits of the transactions contemplated by the Original MoU as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Offer or the terms of the Original MoU or the documents referred to therein. Jefferies' opinion does not constitute a recommendation as to whether any holder of ADSs or any other securities should tender their ADSs or other securities pursuant to the Offer. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Jefferies, among other things:

  •
  reviewed a draft dated October 27, 2017 of the Original MoU;

  •
  reviewed certain publicly available financial and other information about the Company;

  •
  reviewed certain information furnished to Jefferies by the Company's management, including probability-weighted financial forecasts and analyses, relating to the business, operations and prospects of the Company;

  •
  held discussions with members of senior management of the Company and the Company Board concerning the matters described in the second and third bullet points above;

  •
  reviewed the share trading price history and valuation multiples for the ADSs and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

  •
  compared the proposed financial terms of the Offer with the financial terms of certain other transactions that Jefferies deemed relevant; and

  •
  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In Jefferies' review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of the Company that management was not aware of any facts or circumstances that would make information provided by the Company inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, and did not conduct a physical inspection of any of the properties or facilities of, the Company, and was not furnished with any such evaluations or appraisals of such physical inspections, and did not assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts prepared by the management of the Company and provided to and examined by Jefferies, Jefferies's opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Jefferies expressed no opinion as to the Company's financial forecasts or the assumptions on which they were made.

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies' opinion of which Jefferies became aware after the date of its opinion.

        Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies' analysis of all legal and accounting advice given to the Company and the Company Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Original MoU to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer to any holder of ADSs. In rendering its opinion, Jefferies assumed that the final form of the Original MoU would be substantially similar to the last draft reviewed by it. Jefferies also assumed that the Offer would be consummated in accordance with the terms of the Original MoU, without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer, no delay, limitation, restriction or condition would be imposed that, in any material respect to Jefferies' analysis, would have an adverse effect on the Company, Parent or the contemplated benefits of the Offer.

        In addition, Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

        Jefferies' opinion was for the use and benefit of the Company Board (in its capacity as such) in its consideration of the Offer, and Jefferies' opinion did not address the relative merits of the transactions contemplated by the Original MoU as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer or the terms of the Original MoU or the documents referred to therein. Jefferies' opinion does not constitute a recommendation as to whether any holder of ADSs should tender their shares pursuant to the Offer. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of ADSs. Jefferies expressed no opinion as to the price at which the ADSs will trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Offer relative to the Offer Price to be received by holders of ADSs. Jefferies' opinion was authorized by the Fairness Committee of Jefferies LLC.

        In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies' analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies' opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies' view of the Company's actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies' own experience and judgment.

        In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the Company's and Jefferies' control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per-ADS value do not purport to be appraisals or to reflect the prices at which ADSs may actually be sold. The analyses performed were prepared solely as part of Jefferies' analysis of the fairness, from a financial point of view, of the Offer Price of $82.00 per ADS in cash to be received by holders of ADSs pursuant to the Offer, and were provided to the Company Board in connection with the delivery of Jefferies' opinion.

        The following is a summary of the material financial analyses performed by Jefferies in connection with Jefferies' delivery of its opinion and that was presented to the Company Board at its meeting on October 27, 2017. The financial analyses summarized below include information presented in tabular format. In order to understand fully Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses. The following summary does not purport to be a complete description of the financial analyses performed by Jefferies. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 26, 2017 (including, except as otherwise indicated, a foreign exchange rate of 1.1693 U.S. Dollars per Euro as of October 26, 2017), and is not necessarily indicative of current or future market conditions.

        Transaction Overview.    Based on the approximately 88.516 million Company Shares outstanding (equivalent to approximately 44.258 million ADSs), approximately 7.768 million options outstanding to purchase Company Shares at a weighted average strike price of $13.20 per Company Share and approximately 0.163 million warrants outstanding to purchase Company Shares at a weighted average strike price of $17.01 per Company Share as of September 30, 2017, in each case as provided by the Company's management and calculated using the treasury stock method, Jefferies noted that the Offer Price of $82.00 per ADS implied an equity value for the Company of approximately $3.864 billion on a fully diluted basis. Including total net cash of approximately $210 million as of September 30, 2017 provided by the Company's management, Jefferies noted that the Offer Price of $82.00 per ADS implied an enterprise value for the Company of approximately $3.655 billion on a fully diluted basis.

        Jefferies also noted, for informational purposes only, that the Offer Price of $82.00 per ADS represented an implied premium of approximately:

  •
  18.9% over the closing price per ADS on October 26, 2017, the full last trading day prior to the date on which Jefferies rendered its opinion to the Company Board;

  •
  37.2% over the closing price per ADS on September 27, 2017, the last trading day prior to Bloomberg publishing a report concerning discussions between the Company and Parent regarding a potential transaction, of $59.76;

  •
  65.8% over the closing price per ADS 30-trading days immediately preceding September 27, 2017;

  •
  123.3% over the closing price per ADS 90-trading days immediately preceding September 27, 2017;

  •
  41.3% over the volume weighted average price, or VWAP, per ADS during the 10-trading day period immediately preceding September 27, 2017;

  •
  46.9% over the VWAP per ADS during the 30-trading day period immediately preceding September 27, 2017;

  •
  65.6% over the VWAP per ADS during the 90-trading day period immediately preceding September 27, 2017;

  •
  32.0% over the 52-week high price per ADS of $62.13 on September 27, 2017; and

  •
  248.9% over the 52-week low price per ADS of $23.50 on December 22, 2016.

        Selected Companies Analysis.    Jefferies reviewed publicly available financial and stock market information of the following nine selected late-stage and commercial oncology public companies that Jefferies in its professional judgment considered generally relevant to the Company for purposes of its financial analyses, which are referred to as the "Selected Companies," and compared such information with similar financial data of the Company provided by the Company's management to Jefferies:

  •
  Agios Pharmaceuticals, Inc.

  •
  Array BioPharma, Inc.

  •
  Atara Biotherapeutics, Inc.

  •
  Clovis Oncology, Inc.

  •
  Exelixis, Inc.

  •
  ImmunoGen, Inc.

  •
  Puma Biotechnology, Inc.

  •
  Seattle Genetics, Inc., and

  •
  Tesaro, Inc.

        In its analysis, Jefferies derived multiples for the Selected Companies, calculated as the enterprise value, defined as the fully-diluted equity value based on the closing stock price on October 26, 2017, less cash and cash equivalents, plus total debt, preferred stock and non-controlling interests (as applicable), divided by estimated revenue, for calendar year 2018, which is referred to below as "Enterprise Value/2018 Revenue," and for calendar year 2019, which is referred to below as "Enterprise Value/2019 Revenue". Estimated revenue of the Selected Companies was based on publicly available research analysts' estimates.

        This analysis indicated the following:

Selected Companies Multiples

Benchmark	High	Low	Median
Enterprise Value/2018 Revenue(1)	15.6x	6.0x	13.6x
Enterprise Value/2019 Revenue(2)	10.9x	2.5x	7.7x

(1)
The multiples for the following companies were excluded from the high, low and median statistics because they were greater than 20.0x and were considered not meaningful: Agios Pharmaceuticals, Inc., Atara Biotherapeutics, Inc. and Puma Biotechnology, Inc.

(2)
The multiple for the following company was excluded from the high, low and median statistics because it was greater than 20.0x and was considered not meaningful: Agios Pharmaceuticals, Inc.

        Using the reference ranges for the benchmarks set forth below, which ranges were selected by Jefferies in its professional judgment, and the Company's estimated probability weighted revenue for calendar years 2018 and 2019 provided by the Company's management, Jefferies determined implied enterprise values for the Company, then added cash and cash equivalents and subtracted total debt as of September 30, 2017 provided by the Company's management, to determine implied equity values per ADS. This analysis indicated the ranges of implied equity values per ADS set forth opposite the relevant benchmarks below, compared, in each case, to the Offer Price of $82.00 per ADS:

Benchmark	Reference Range	Implied Equity Value Range
Enterprise Value/2018 Revenue	13.0x - 14.0x	$75.48 - $80.78
Enterprise Value/2019 Revenue	7.0x - 8.0x	$80.15 - $90.67

        None of the Selected Companies is identical to the Company. In evaluating the Selected Companies, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company's and Jefferies' control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using the Selected Companies' data.

        Selected Transactions Analysis.    Using publicly available information, Jefferies reviewed financial data to the extent available relating to ten selected transactions announced since March 2010 and listed below that Jefferies in its professional judgment considered generally relevant to the Company for purposes of its financial analyses as transactions involving publicly traded target companies in the biopharmaceutical industry that had meaningful revenue estimates (for which the multiple described below was not greater than 20.0x for both the trailing and the forward time frames referred to below)

available for the time frames referred to below, which are referred to as the "Selected Transactions". The Selected Transactions, and the month and year each was announced, were as follows:

Month and Year Announced	Target	Acquiror
August 2016	Medivation, Inc.	Pfizer Inc.
March 2015	Hyperion Therapeutics, Inc.	Horizon Pharma plc
January 2015	NPS Pharmaceuticals, Inc.	Shire Pharmaceutical Holdings Ireland Limited; Shire plc
December 2014	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.
November 2013	ViroPharma Incorporated	Shire Pharmaceutical Holdings Ireland Limited; Shire plc
August 2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.
June 2012	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company
April 2012	Human Genome Sciences, Inc.	GlaxoSmithKline plc
June 2010	Abraxis BioScience, Inc.	Celgene Corporation
March 2010	OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.

        In its analysis, Jefferies derived multiples for each of the Selected Transactions, calculated as the transaction value, divided by each target company's publicly reported last twelve months, or LTM, revenue, which is referred to below as "Transaction Value/LTM Revenue," prior to announcement of the transaction, and divided by each target company's then current calendar year estimated revenue (or, in the case of transactions announced during the fourth quarter of a target company's then current calendar year, estimated revenue for the next calendar year), which is referred to below as "Transaction Value/CY+1 Revenue". Estimated revenue of the target companies was based on publicly available research analysts' estimates.

        This analysis indicated the following:

Selected Transactions Multiples

Benchmark	High	Low	Median
Transaction Value/LTM Revenue(1)(2)	18.7x	6.4x	9.5x
Transaction Value/CY+1 Revenue(2)	15.5x	6.6x	8.6x

(1)
The multiple for the acquisition of Hyperion Therapeutics, Inc. by Horizon Pharma plc was excluded from the high, low and median statistics because it was not available. The multiple for the acquisition of NPS Pharmaceuticals, Inc. by Shire Pharmaceutical Holdings Ireland Limited and Shire plc was excluded from the high, low and median statistics because it was greater than 20.0x and was considered not meaningful.

(2)
The multiple for the acquisition of Abraxis BioScience, Inc. by Celgene Corporation excluded contingent consideration of up to $650 million.

        Using the reference ranges for the benchmarks set forth below, which ranges were selected by Jefferies in its professional judgment, and the Company's estimated probability weighted revenue for calendar year 2017 (for purposes of this analysis, for the twelve month period ending December 31, 2017) and estimated probability weighted revenue for calendar year 2018, in each case provided by the Company's management, Jefferies determined implied enterprise values for the Company, then added cash and cash equivalents and subtracted total debt as of September 30, 2017 provided by the Company's management to determine implied equity values per ADS. This analysis indicated the range of implied equity values per ADS set forth opposite the relevant benchmarks below, compared, in each case, to the Offer Price of $82.00 per ADS:

Benchmark	Reference Range	Implied Equity Value Range
Transaction Value/LTM Revenue	8.5x - 10.5x	$36.27 - $43.29
Transaction Value/CY+1 Revenue	8.0x - 9.0x	$48.95 - $54.26

        No transaction selected by Jefferies for its analysis is identical to the Offer, and none of the target companies in the Selected Transactions is identical to the Company. In evaluating the Offer, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company's and Jefferies' control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using the Selected Transactions' data.

        Discounted Cash Flow Analysis.    Jefferies performed a discounted cash flow analysis to estimate the present value as of January 1, 2018 of the Company's unlevered free cash flows, defined as net operating profit after tax, plus depreciation and amortization, plus share based compensation, less changes in net working capital and capital expenditures, through the calendar year ending 2030 using probability weighted financial forecasts provided by the Company's management. The terminal value of the Company was then calculated by using selected perpetuity growth rates of the Company's estimated free cash flow in calendar year 2030 provided by the Company's management ranging from (17.5%) to (7.5%), which range was selected by Jefferies in its professional judgment. The present values of the free cash flows and the terminal value of the Company were then calculated using discount rates ranging from 14.2% to 15.2%, which were based on the estimated weighted average cost of capital for the Company. Jefferies determined implied enterprise values for the Company, then added cash and cash equivalents and subtracted total debt as of September 30, 2017 provided by the Company's management (using a foreign exchange rate of 1.1693 U.S. Dollars per Euro as of October 26, 2017), to determine implied equity values per ADS. This analysis indicated a range of implied equity values per ADS of $68.59 to $77.29, compared to the Offer Price of $82.00 per ADS.

        Other Factors.    For informational purposes only, using publicly available information, Jefferies also analyzed the premiums paid in 18 selected transactions involving publicly traded biopharmaceutical target companies, with transaction values greater than $2.0 billion and cash consideration of 75% or greater, announced between May 2014 to August 2017. For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company's closing share price one day, 7 days, 30 days and 90 days, respectively, prior to announcement of, or other public disclosures (including rumors of a potential transaction) relating to, the relevant transaction. This analysis indicated the following premiums for those time periods prior to announcement or other disclosure:

Premiums Paid Percentages

Time Period Prior to Announcement	High	75% Percentile	Median	Mean	25th Percentile	Low
1 day	238.9%	72.7%	46.2%	63.1%	35.9%	23.5%
7 days	255.1%	85.2%	59.5%	68.6%	35.8%	17.6%
30 days	378.5%	87.1%	63.4%	85.4%	52.9%	31.4%
90 days	261.4%	88.3%	64.6%	85.5%	56.7%	28.6%

        Applying the 25th percentile and 75th percentile of 1-day premiums derived from such transactions of approximately 35.9% to 72.7% to the Company's per ADS closing price on September 27, 2017, the last trading day prior to Bloomberg publishing a report concerning discussions between the Company and Parent regarding a potential transaction, of $59.76 per ADS, this analysis indicated a range of implied equity values per ADS of $81.22 to $103.23, compared to the Offer Price of $82.00 per ADS. No transaction selected by Jefferies for its premiums paid analysis is identical to the Offer, and none of the target companies in the premiums paid analysis is identical to the Company.

General

        Jefferies' opinion was one of many factors taken into consideration by the Company Board in making its determination to approve the Original MoU and should not be considered determinative of the view of the Company Board or Company management with respect to the Original MoU, the Offer or the Offer Price.

        Jefferies was selected by the Company Board based on Jefferies' qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

        In August 2017, Jefferies was engaged by the Company to act as its exclusive financial advisor in connection with the consideration by the Company Board of certain potential strategic transactions, including a possible sale of, or other business combination involving, the Company, and to render an opinion to the Company Board as to the fairness, from a financial point of view, to the holders of ADSs of the Offer Price to be received by such holders pursuant to the Offer. In connection with the Offer, the Company has agreed to pay Jefferies a transaction fee, based upon a percentage of the transaction value implied by the Offer Price, in the amount of approximately $19 million, of which $2 million was paid upon delivery of its opinion and is creditable against the transaction fee, and the remainder of which is payable contingent upon the consummation of the Offer. No portion of the opinion fee was contingent on the conclusion expressed in Jefferies' opinion. The Company has also agreed to reimburse Jefferies for certain of its reasonable expenses incurred and to indemnify Jefferies against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement. In the past, Jefferies has provided financing services to the Company and financial advisory services to Parent and may continue to do so and has received, and may receive, fees for the rendering of such services. Specifically, during the two years prior to the date of its opinion, Jefferies received fees from the Company for financing services in the amount of approximately $5 million and did not receive any fees from Parent for financing or financial advisory services. In addition, Jefferies maintains a market in the securities of the Company and, in the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which Jefferies would expect to receive compensation.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        The Company retained Jefferies to act as the Company's exclusive financial advisor in connection with the Company Board's consideration of certain potential strategic transactions, including a possible sale of, or other business combination involving, the Company. For information regarding the terms of Jefferies' engagement as the Company's exclusive financial advisor, see "Item 4. The Solicitation or Recommendation—(d) Opinion of the Company's Financial Advisor".

Item 6.    Interest in Securities of the Subject Company.

        Other than as set forth below, no transactions with respect to the Company Shares or ADSs have been effected by the Company, or to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement.

Name	Date of Transaction	Number of ADSs	Price per ADS	Nature of Transaction
Stefano Buono	11/14/2017	1,000	$80.97	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	11/14/2017	600	$80.97	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	11/14/2017	600	$80.97	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	11/14/2017	1,200	$80.97	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/31/2017	1,000	$80.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/31/2017	600	$80.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/31/2017	600	$80.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/31/2017	1,200	$80.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/17/2017	1,000	$71.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/17/2017	600	$71.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/17/2017	600	$71.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/17/2017	1,200	$71.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/3/2017	1,000	$66.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/3/2017	600	$66.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/3/2017	600	$66.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan
Stefano Buono	10/3/2017	1,200	$66.50	Sale of ADSs effected pursuant to a Rule 10b5-1 trading plan

        On October 28, 2017, certain members of the Company's senior management (Stefano Buono, Gérard Ber and Heinz Mäusli) and members of the Company Board (Claudio Costamagna, Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Christian Merle, François Nader, and Leopoldo Zambeletti) entered into Tender and Support Agreements, as described under "Item 4. The Solicitation or Recommendation—(c) Intent to Tender".

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, including the information incorporated herein by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

  •
  a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

  •
  any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

(a)   Parent's Intentions Following Consummation of the Offer.

        As set forth in the Schedule TO, to the extent permitted by applicable law, Purchaser intends to cause the Company to delist the ADSs from the NASDAQ Stock Market, to terminate registration of the Company Shares and ADSs under the Exchange Act and to suspend the Company's reporting obligations under the Exchange Act. If Purchaser causes the Company to complete the foregoing actions, if permitted under applicable law and the terms thereof, Purchaser intends to cause the Company to terminate the existing deposit agreement between the Company and BNY Mellon, as ADS depositary, and all other persons indirectly or beneficially holdings ADSs, dated as of November 10, 2015 (the "Deposit Agreement") under which the ADSs were issued. If the Deposit Agreement is terminated, holders of ADSs will be entitled to receive Company Shares underlying ADSs held by such holders upon surrender by them of their ADSs and payment of applicable fees to the ADS depositary for at least four months following such termination. At any time after the expiration of four months from the date of termination of the Deposit Agreement, the ADS depositary may sell the Company Shares underlying ADSs that have not been surrendered and hold the proceeds (after deducting the applicable fees of the ADS depositary and any applicable taxes or governmental charges) on behalf of ADS holders. Parent's intentions and the effects of the Offer are more fully described in the Offer to Purchase.

(b)   Regulatory Approvals.

        U.S. Antitrust.    Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Company Shares and ADSs pursuant to the Offer and the Memorandum of Understanding.

        Purchaser and the Company filed their Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Company Shares and ADSs pursuant to the Offer on November 17, 2017. Under the HSR Act, Purchaser's purchase of Company Shares and ADSs pursuant to the Offer could not be completed until after the expiration of a 15-calendar-day waiting period following the filing by Purchaser of the Premerger Notification and Report Form. As of 11:59 p.m., New York City time, on December 4, 2017, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

        The FTC and the Antitrust Division will review the legality under the antitrust laws of Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's acceptance for payment of Company Shares and ADSs pursuant to the Offer, if the Antitrust Division or the FTC believes that Purchaser would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Company Shares or ADSs have already been acquired, requiring disposition of such Company Shares and ADSs, or the divestiture of substantial assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates or requiring other conduct relief.

        United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

        French Foreign Investment Authorization.    Under the articles L. 151-3 and R. 153-2 of the French Monetary and Financial Code, certain acquisition transactions in "strategic/sensitive" sectors which are deemed essential to the protection of the nation's interests may not be consummated unless a prior authorization is granted by the French Economy and Finance Ministry (Ministère de l'Économie et des Finances) (the "MINEFI"). The Company does not believe that the Company's business activities fall within any of the "strategic/sensitive" sectors referred to in articles L. 151-3 and R. 153-2 of the French Monetary and Financial Code. In particular, the Company does not believe that any of the activities carried out by the Company are essential to the protection of the nation's interests with respect to public order, public safety or national defense. Therefore, on November 14, 2017, Parent has requested to the MINEFI confirmation that the French foreign investment regime of the French Monetary and Financial Code is not applicable to the contemplated acquisition transaction and, in case the MINEFI does not agree with this assessment, in the interest of time, Parent has, at the same time, submitted a request for prior authorization related to a foreign investment in France pursuant to the French Monetary and Financial Code. The MINEFI will have to reach a decision within two months as from the date upon which the MINEFI considers that such filing is complete (i.e., that all required information has been provided).

(c)   No Back-End Merger.

        Following the completion of the Offer, the parties will not be able to implement a cash merger since the Company is incorporated in France and such corporate action is not available under French law. Additionally, Purchaser is unable to implement a squeeze-out of minority shareholders following completion of the Offer under relevant Autorité des Marchés Financiers regulations, as such regulations apply only to companies with securities that are or have been listed on an EEA regulated market. As a result, shareholders who do not tender their Company Shares or ADSs into the Offer and remain shareholders of the Company after the completion of the Offer may experience a reduction in the liquidity and market value of their Company Shares or ADSs as there may no longer be an active trading market for Ordinary Shares or ADSs.

(d)   Annual and Current Reports.

        For additional information regarding the business and the financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

  •
  the Company's Annual Report on Form 20-F for the year ended December 31, 2016, as amended; and

  •
  the Company's Current Reports on Form 6-K filed with the SEC on January 4, 2017, January 9, 2017, January 12, 2017, March 1, 2017, March 6, 2017, March 15, 2017, March 23, 2017 (except for exhibit 99.1 thereof), March 30, 2017, May 18, 2017, May 25, 2017, May 30, 2017, May 31, 2017 (except for exhibit 99.1 thereof), July 24, 2017, July 27, 2017, August 28, 2017, August 31, 2017 (except for exhibit 99.1 thereof), September 6, 2017, September 29, 2017, October 30, 2017, November 17, 2017 (except for exhibit 99.1 thereof), December 5, 2017 and December 7, 2017.

(e)   Certain Management Projections.

        The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to the Company's future results of operations. However, in 2017, at the direction of the Company Board and to assist the Company Board in its consideration of a potential acquisition of the Company, Company management produced a set of unaudited, long-range financial projections (the "Management Projections") for the years ended December 31, 2018 through 2030. A preliminary version of the Management Projections were provided to the Company Board in connection with its September 24, 2017 meeting, and the final Management Projections, which reflected minor updates and refinements to the preliminary projections based on the most recent available information, were provided to the Company Board in connection with its October 27, 2017 meeting. The Company management also provided the Management Projections to Jefferies for its use and reliance in connection with its financial analysis and opinion described under the heading "Item 4. The Solicitation or Recommendation—(d) Opinion of the Company's Financial Advisor."

        The Company management prepared the Management Projections based on assumptions it believed to be reasonable at the time, including assumptions relating to the probability of commercial launch and regulatory success of its product development candidates, market size, market share, competition, pricing, reimbursement, research and development expenses, sales, general and administrative expenses, contractual relationships, effective tax rate and utilization of net operating losses and other relevant factors relating to the Company's long-range operating plan, as well as how certain of these assumptions may change over time. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections. The Management Projections are set forth below (in millions):

	Fiscal Year Ended December 31,
	2018P	2019P	2020P	2021P	2022P	2023P	2024P	2025P	2026P	2027P	2028P	2029P	2030P
	(EUR in millions)
Revenue	220	436	635	858	1,036	1,230	1,399	1,464	1,449	1,398	1,316	1,277	1,269
EBIT(1)	(6)	146	345	541	703	884	1,015	1,058	1,023	954	886	849	834
NOPAT(2)	(6)	146	304	349	458	581	671	704	686	643	597	571	561
plus: depreciation & amortization	13	13	14	14	14	13	13	13	13	12	12	12	11
plus: stock-based compensation	20	20	20	20	20	20	20	20	20	20	20	20	20
less: (increase) / decrease in net working capital	(11)	(31)	(29)	(33)	(26)	(28)	(25)	(10)	2	7	12	6	1
less: capital expenditures	(5)	(10)	(11)	(9)	(3)	(7)	(7)	(9)	(7)	(8)	(9)	(7)	(7)
Unlevered FCF(3)	12	138	298	341	463	578	672	718	713	675	633	601	587

(1)
EBIT, or earnings before interest and taxes, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

(2)
NOPAT, or net operating profit after tax, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

(3)
Unlevered FCF, or unlevered free cash flow, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Unlevered Free Cash Flow is calculated as NOPAT, plus depreciation and amortization and stock-based compensation, less changes in net working capital and capital expenditures.

        The summary of the Management Projections is included in this Statement solely to give Company shareholders access to certain financial projections that were made available to the Company Board and Jefferies, and is not being included in this Statement to influence any Company shareholder's decision whether to tender Company Shares pursuant to the Offer or for any other purpose. The Management Projections were generated solely for internal use and were not developed with a view toward public disclosure, published guidelines of the SEC regarding forward-looking statements or IFRS. The Management Projections are forward-looking statements.

        No independent registered public accounting firm provided any assistance in preparing or reviewing the Management Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Projections.

        By including the Management Projections in this Statement, neither the Company nor any of its representatives has made or makes any representation to any person regarding the information included in the Management Projections or the ultimate performance of the Company, Parent or any of their affiliates compared to the information contained in the Management Projections. The Management Projections were not provided to Parent or its financial advisors and the Company has made no representation to Parent, in the Memorandum of Understanding or otherwise, concerning the Management Projections or any other projected financial information.

        The assumptions and estimates underlying the Management Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Projections, whether or not the Offer is completed. Neither the Company nor any of its affiliates or representatives assumes any responsibility to the holders of Company Shares and ADSs for the accuracy of this information.

        In particular, the Management Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Management Projections cover multiple years, by their nature, they becomes less predictive with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company's product candidates. Important factors that may affect actual results in the Management Projections not being achieved include, but are not limited to, the ability to obtain regulatory approval of the Company's products and product candidates, the timing of the regulatory approval and launch of the Company's product candidates, labeling, market uptake, and the availability of third-party reimbursement, the impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and the other risk factors described in the Company's SEC filings, including the Company's Annual Report on Form 20-F for the year ended December 31, 2016, as amended, and the IFRS Consolidated Interim Financial Statements on Form 6-K for the six months and three months ended June 30, 2017 and 2016, and described under the section entitled "Item 8. Additional Information—(g) Forward-Looking Statements". The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of drug products and product development candidates is, in particular, a highly speculative endeavor.

        The Management Projections were developed by management on a stand-alone basis without giving effect to the Offer, and therefore the Management Projections do not give effect to the Offer, or any changes to the Company's operations or strategy that may be implemented after the consummation of the Offer, including cost synergies realized as a result of the Offer, or to any costs incurred in connection with the Offer.

        The Management Projections summarized in this section were prepared during the period described above and have not been updated to reflect any further changes. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Management Projections to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

        In light of the foregoing factors and the uncertainties inherent in the Management Projections, readers of this Statement are cautioned not to place undue reliance on the Management Projections.

(f)    Forward-Looking Statements.

        This Statement contains forward-looking statements, including regarding the Management Projections and statements regarding the expected consummation of the Offer, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the Offer (such as the Minimum Condition and the Regulatory Approvals); the possibility that the transaction will not be completed and other risks and uncertainties discussed in the Company's public filings, including the Company's Annual Report on Form 20-F for the year ended December 31, 2016, as amended, and the IFRS Consolidated Interim Financial Statements on Form 6-K for the six months and three months ended June 30, 2017 and 2016, as well as the tender offer documents filed with the SEC by Purchaser and this Statement. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "may," "might," "will," "should," "estimate," "project," "plan," "anticipate," "expect," "intend," "outlook," "believe" and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of their dates, and the Company undertakes no obligation to update any forward-looking statement except as required by law.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 7, 2017 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(B)	Cover Letter to Ordinary Share Acceptance Form (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(C)	Form of Ordinary Share Acceptance Form (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(D)	Company Shareholder Participation Guide (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(E)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(F)
ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(G)
ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(H)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(H) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(I)	Summary Advertisement as published in The New York Times on December 7, 2017 (incorporated by reference to Exhibit (a)(1)(I) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(J)	Opinion of Jefferies LLC, dated October 27, 2017 (included as Annex A to this Schedule 14D-9).*
(a)(1)(K)	Press Release issued by the Company on October 30, 2017 (incorporated by reference to Exhibit 99.1 under cover of Schedule 14D-9 filed by the Company on October 30, 2017).
(a)(1)(L)	Press Release issued by the Company on December 5, 2017 (incorporated by reference to Exhibit 99.1 under cover of Schedule 14D-9 filed by the Company on December 5, 2017).
(a)(1)(M)	Press Release issued by the Company on December 7, 2017.*
(a)(1)(N)	Press Release issued by Parent on December 7, 2017 (incorporated by reference to Exhibit (a)(5)(A) of the Schedule TO filed by Parent on December 7, 2017).
(a)(1)(O)	Form of Notification to Stock Option Holders.*
(a)(1)(P)	Form of Notification to Warrant Holders.*
(a)(1)(Q)	Form of Notification to Holders of Free Shares.*
(a)(1)(R)	Cover Letter to Ordinary Share Acceptance Form.*

Exhibit No.	Description
(e)(1)	Memorandum of Understanding, dated as of October 28, 2017, by and between Parent and the Company (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by the Company on October 30, 2017).
(e)(2)	First Amendment to the Memorandum of Understanding, dated as of December 5, 2017, by and between Parent and the Company.*
(e)(3)	Confidentiality Agreement, dated as of August 22, 2017, between Parent and the Company (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Parent on December 7, 2017).
(e)(4)
Form of Tender and Support Agreement, entered as of October 28, 2017, by and between Novartis AG and each of Stefano Buono, Gérard Ber, Claudio Costamagna, CC & Soci S.r.l., Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Heinz Mäusli, Christian Merle, François Nader and Léopoldo Zambeletti.*
(e)(5)
First Amendment to the Tender and Support Agreements, dated as of December 6, 2017, by and among Novartis AG, Stefano Buono, Gérard Ber, Claudio Costamagna, CC & Soci S.r.l., Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Heinz Mäusli, Christian Merle, François Nader and Léopoldo Zambeletti.*
(e)(6)
Advanced Accelerator Applications S.A. 2017 Warrant Plan (incorporated herein by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-219269) filed with the SEC on July 13, 2017).
(e)(7)
Advanced Accelerator Applications S.A. 2016 Warrant Plan (incorporated herein by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
(e)(8)
Advanced Accelerator Applications S.A. 2015 Stock Option Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form F-1 (File No. 333-207223) filed with the SEC on October 1, 2015).
(e)(9)
Advanced Accelerator Applications S.A. 2013 Free Share Plan (incorporated herein by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
(e)(10)
Advanced Accelerator Applications S.A. 2010 Free Share Plan (incorporated herein by reference to Exhibit 99.4 to the Company's Registration Statement on Form S-8 (File No. 333-213733) filed with the SEC on September 21, 2016).
(e)(11)	Employment Agreement, dated as of July 1, 2016, by and between the Company and Stefano Buono.*
(e)(12)	Employment Agreement, dated as of July 1, 2016, by and between the AAA Switzerland, S.A. and Heinz Mäusli.*
(e)(13)	Employment Agreement, dated as of July 1, 2016, by and between AAA Switzerland, S.A. and Gérard Ber.*
(e)(14)	Letter Agreement, dated October 28, 2017, by and between Novartis AG and Stefano Buono.*
(e)(15)	Letter Agreement, dated October 28, 2017, by and between Novartis AG and Gérard Ber.*
Annex A	Opinion of Jefferies LLC, dated October 27, 2017.*

*
Included with this Schedule 14D-9.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED ACCELERATOR APPLICATIONS S.A.
By:	/s/ HEINZ MÄUSLI
	Name:	Heinz Mäusli
	Title:	Chief Financial Officer

Dated: December 7, 2017

Annex A

Jefferies LLC 520 Madison Avenue New York, NY 10022 tel 212.284.2300 Jefferies.com

October 27, 2017
The Board of Directors
Advanced Accelerator Applications S.A.
20 Rue Diesel
01630 Saint-Genis-Pouilly
France
Members of the Board:

        We understand that Advanced Accelerator Applications S.A. (the "Company") and Novartis AG ("Parent"), propose to enter into a Memorandum of Understanding (the "MoU"), pursuant to which, among other things, an indirect wholly owned subsidiary of Parent would commence a cash tender offer (the "Tender Offer") to acquire all the outstanding American depositary shares of the Company, each representing two ordinary shares, nominal value of €0.10 per share, of the Company (the "ADSs") for $82.00 per ADS, net to the seller in cash, without interest (the "Consideration"). The terms and conditions of the Tender Offer are more fully set forth in the MoU.

        You have asked for our opinion as to whether the Consideration to be received by the holders of ADSs pursuant to the Tender Offer is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed a draft dated October 27, 2017 of the MoU;

  (ii)
  reviewed certain publicly available financial and other information about the Company;

  (iii)
  reviewed certain information furnished to us by the Company's management, including probability-weighted financial forecasts and analyses, relating to the business, operations and prospects of the Company;

  (iv)
  held discussions with members of senior management of the Company and the Board of Directors concerning the matters described in clauses (ii) and (iii) above;

  (v)
  reviewed the share trading price history and valuation multiples for the ADSs and compared them with those of certain publicly traded companies that we deemed relevant;

  (vi)
  compared the proposed financial terms of the Tender Offer with the financial terms of certain other transactions that we deemed relevant; and

  (vii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make information provided by the Company inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts prepared by the management of the Company and provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company's financial forecasts or the assumptions on which they are made.

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the MoU to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Tender Offer to any holder of ADSs. We have assumed that the final form of the MoU will be substantially similar to the last draft reviewed by us. We have also assumed that the Tender Offer will be consummated in accordance with the terms of the MoU, without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Tender Offer, no delay, limitation, restriction or condition will be imposed that, in any respect material to our analysis, would have an adverse effect on the Company, Parent or the contemplated benefits of the Tender Offer.

        In addition, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

        It is understood that our opinion is for the use and benefit of the Board of Directors of the Company (in its capacity as such) in its consideration of the Tender Offer, and our opinion does not address the relative merits of the transactions contemplated by the MoU as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Tender Offer or the terms of the MoU or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of ADSs should tender their shares pursuant to the Tender Offer. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of ADSs. We express no opinion as to the price at which the ADSs will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Tender Offer relative to the Consideration to be received by holders of ADSs. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

        We have been engaged by the Company to act as financial advisor to the Company in connection with the Tender Offer and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Tender Offer. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financing services to the Company and financial advisory serveices to Parent and may continue to do so and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of the Company, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of ADSs pursuant to the Tender Offer is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ JEFFERIES LLC

JEFFERIES LLC